

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2015

Via E-mail
Glenn L. Kellow
President and Chief Executive Officer
Peabody Energy Corporation
Peabody Plaza
701 Market Street
St. Louis, MO 63101-1826

> **Re:** **Peabody Energy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2015**
> **File No. 001-16463**

Dear Mr. Kellow:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock, page 8

1. We note your disclosure regarding the principal effects of the reverse stock split. Please tell us whether any of the five alternative reverse split ratios will have a going-private effect under Exchange Act Rule 13e-3(a)(3)(ii). Please revise your disclosure to clearly state, if true, that if you implement the reverse stock split, the ratio chosen would not be reasonably likely to, or would not have a purpose to, produce a going private effect, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Risë Norman, Esq.
        Simpson Thacher & Bartlett LLP